# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perfect Corp., CIK 0001899830
CUSIP: G7006A109
Title of class of securities: Class A Ordinary Shares, par value $0.10 per share
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, Taiwan (F5), 231
Date of event which requires filing of this statement: 06/06/2024
Filed by CIK 0001962464
Persons authorized to receive notices and communications: Alice H. Chang, c/o Perfect Corp., 14F, No. 98 Minquan Road, Xindian Distri, New Taipei City, Taiwan (F5), 231, 886-2-8667-1105

## Reporting persons
- Chang Alice Hua-Jen (CIK 0001962464): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: personal funds (PF); sole voting power 0; shared voting power 17,385,974; sole dispositive power 0; shared dispositive power 17,385,974; aggregate amount beneficially owned 17,385,974 (17.1% of the class)
  Comment: Note to Items 8, 10, and 11: Includes (i) 10,622,620 Class B ordinary shares of the Issuer ("Class B Ordinary Shares") held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Alice H. Chang ("Ms. Chang") has a controlling interest, (ii) 4,669,346 Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited, (iii) 523,008 Class B Ordinary Shares held by World Speed Company Limited, a British Virgin Islands company wholly owned by Ms. Chang, (iv) 973,744 Class B Ordinary Shares held by Ms. Chang, and (v) 597,256 Class A ordinary shares of the Issuer ("Class A Ordinary Shares", combined with the Class B Ordinary Shares, the "Ordinary Shares") held by Ms. Chang.
  
  Note to Item 13: The percentage of class of securities is calculated based on 101,848,671 issued and outstanding Ordinary Shares as a single class as of March 20, 2024, being the sum of (i) 85,059,953 Class A Ordinary Shares and (ii)16,788,718 Class B Ordinary Shares, based on the information provided by the Issuer on March 29, 2024 in the Form 20-F filed with the Securities and Exchange Commission.
  
  17.1% represents 66.6% of the total outstanding voting power. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.
- GOLDEN EDGE CO., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 10,622,620; sole dispositive power 0; shared dispositive power 10,622,620; aggregate amount beneficially owned 10,622,620 (10.4% of the class)
  Comment: Note to Items 8, 10, and 11: Representing 10,622,620 Class B Ordinary Shares held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Ms. Chang has a controlling interest.
  
  Note to Item 13: The percentage of class of securities is calculated based on 101,848,671 issued and outstanding Ordinary Shares as a single class as of March 20, 2024, being the sum of (i) 85,059,953 Class A Ordinary Shares and (ii)16,788,718 Class B Ordinary Shares, based on the information provided by the Issuer on March 29, 2024 in the Form 20-F filed with the Securities and Exchange Commission.
  
  10.4% represents 42.0% of the total outstanding voting power. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.
- World Speed Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,192,354; sole dispositive power 0; shared dispositive power 5,192,354; aggregate amount beneficially owned 5,192,354 (5.1% of the class)
  Comment: Note to Items 8, 10, and 11: Includes (i) 4,669,346 Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited; and (ii) 523,008 Class B Ordinary Shares held by World Speed Company Limited.
  
  Note to Item 13: The percentage of class of securities is calculated based on 101,848,671 issued and outstanding Ordinary Shares as a single class as of March 20, 2024, being the sum of (i) 85,059,953 Class A Ordinary Shares and (ii)16,788,718 Class B Ordinary Shares, based on the information provided by the Issuer on March 29, 2024 in the Form 20-F filed with the Securities and Exchange Commission.
  
  5.1% represents 20.5% of the total outstanding voting power. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.
- DVDonet.com. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,669,346; sole dispositive power 0; shared dispositive power 4,669,346; aggregate amount beneficially owned 4,669,346 (4.6% of the class)
  Comment: Note to Items 8, 10, and 11: Representing 4,669,346 Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company.
  
  Note to Item 13: The percentage of class of securities is calculated based on 101,848,671 issued and outstanding Ordinary Shares as a single class as of March 20, 2024, being the sum of (i) 85,059,953 Class A Ordinary Shares and (ii)16,788,718 Class B Ordinary Shares, based on the information provided by the Issuer on March 29, 2024 in the Form 20-F filed with the Securities and Exchange Commission.
  
  4.6% represents 18.5% of the total outstanding voting power. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.10 per share
Name of issuer: Perfect Corp.
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, Taiwan (F5), 231
Comment:
This initial statement on Schedule 13D (this "Schedule 13D") relates to the beneficial ownership interests of the Reporting Persons (as defined below) in the Class A ordinary shares, par value $0.10 per share (the "Class A Ordinary Shares"), of Perfect Corp., a Cayman Islands exempted company with limited liability (the "Issuer"). This Schedule 13D is being filed to supplement the Schedule 13G filed by Ms. Chang on February 10, 2023 ("Schedule 13G"). The principal executive office of the Issuer is 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.

All references in this Schedule 13D to "Class A Ordinary Shares" or "Shares" include the Class A Ordinary Shares into which the Class B ordinary shares, par value $0.10 per share (the "Class B Ordinary Shares"), is convertible at the election of the Reporting Persons. The Class A Ordinary Shares is a class of securities registered under the Act.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons:

(1) Alice H. Chang ("Ms. Chang"), Founder, Chairwoman, and Chief Executive Officer of the Issuer, a citizen of R.O.C (Taiwan), whose address of principal business office is Perfect Corp., 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan

(2) GOLDEN EDGE CO., LTD. ("Golden Edge"), a British Virgin Islands incorporated company with limited liability.

(3) World Speed Company Limited ("World Speed"), a British Virgin Islands incorporated company with limited liability.

(4) DVDonet.com. Inc. ("DVDonet"), a British Virgin Islands incorporated company with limited liability.

Each of the foregoing persons is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to a Joint Filing Agreement dated hereof between the Reporting Persons (the "Joint Filing Agreement"), the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Golden Edge is principally engaged in investment holding. The registered address of Golden Edge is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Information regarding each director of Golden Edge is set forth on Annex I attached hereto, and Golden Edge does not have any executive officer. The controlling shareholder of Golden Edge is Ms. Chang, the Founder, Chairwoman, and Chief Executive Officer of the Issuer.

World Speed is principally engaged in investment holding. The registered address of World Speed is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Information regarding each director of World Speed is set forth on Annex I attached hereto, and World Speed does not have any executive officer. World Speed is wholly owned by Ms. Chang, the Founder, Chairwoman, and Chief Executive Officer of the Issuer.

DVDonet is principally engaged in investment holding. The registered address of DVDonet is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Information regarding each director of DVDonet is set forth on Annex I attached hereto, and DVDonet does not have any executive officer. DVDonet is wholly owned by World Speed, which is wholly owned by Ms. Chang, the Founder, Chairwoman, and Chief Executive Officer of the Issuer.

During the last five years, none of the Reporting Persons and their respective directors and officers identified in Annex I has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(b).
Present principal occupation or employment: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(c).
Criminal convictions in the last five years: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(d).
Civil proceedings (securities laws) in the last five years: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(e).
Citizenship: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

Except where otherwise specified in Item 4, the source of funds required for the Acquisition (as defined below) were from Ms. Chang's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Background

The Issuer is the successor to Provident Acquisition Corp., a special purpose acquisition company with equity securities registered under Section 12(b) of the Act. On October 28, 2022, Ms. Chang, together with the other Reporting Persons, acquired a total of 16,788,718 Class B Ordinary Shares, pursuant to a series of related transactions underlying the business combination between the Issuer and Provident Acquisition Corp., with the Issuer as the surviving corporation.in a merger between the two entities. As further described in Item 6 below, the Class B Ordinary Shares may be converted into an equal number of the Class A Ordinary Shares at Ms. Chang's election. On October 31, 2022, the Class A Ordinary Shares commenced trading on the NYSE under the symbol "PERF". Ms. Chang acquired these Class B Ordinary Shares through an exchange of her original equity interests in the underlying business with the Issuer.

Acquisition

On October 27, 2023, Ms. Chang entered into a 10b-5 trading plan (the "10b5-1 Plan"). The amount and timing of any transactions pursuant to the 10b5-1 Plan are determined based on the terms of the 10b5-1 Plan, market conditions and other factors.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

During the period between June 3 and June 5, 2024, Ms. Chang, pursuant to the 10b5-1 Plan, purchased a total of 597,256 Class A Ordinary Shares at an average price of US$2.36 per share in the open market (the "Acquisition"). The purpose of the Acquisition is to further demonstrate the strong confidence of Ms. Chang, being the Chairwoman, Chief Executive Officer and controlling shareholder of the Issuer, towards the prospects and growth potential of the Issuer, as well as her long-term commitment towards the Issuer.

General

Although none of the Reporting Persons currently has any specific plan or proposal to acquire or dispose of any of the Class A Ordinary Shares or any securities exercisable for or convertible into Class A Ordinary Shares, other than as described herein, each of the Reporting Persons, consistent with her or its respective investment and/or business purposes, at any time and from time to time may directly or indirectly acquire additional Class A Ordinary Shares or its associated rights or securities exercisable for or convertible into Class A Ordinary Shares or dispose of any or all of her or its Class A Ordinary Shares or its respective associated rights or securities exercisable for or convertible into Class A Ordinary Shares depending upon an ongoing evaluation of its investment in such securities, business relationship with the Issuer, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Ms. Chang, as a director and officer of the Issuer, oversees the Issuer's operations and may engage, directly or indirectly, in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in her or its capacity as a shareholder of the Issuer, may therefore discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons report that neither she or it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each of the Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change her or its respective purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The following disclosure assumes that there were 85,059,953 Class A Ordinary Shares and 16,788,718 Class B Ordinary Shares issued and outstanding as of March 20, 2024, based on the information provided by the Issuer on March 29, 2024, in the Form 20-F filed with the Securities and Exchange Commission.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act, the following table summarizes the respective deemed beneficial ownership of the Shares and the voting power held by each Reporting Peron in the Issuer:

Reporting Person: Alice
Class A Ordinary Shares: 597,256 Shares
Class B Ordinary Shares*: 16,788,718 Shares
Beneficial ownership in the registered class: 17,385,974 Shares
Percentage of issued share capital of Issuer: 17.1%
Percentage of voting power in the Issuer: 66.6%

Reporting Person: Golden Edge
Class A Ordinary Shares: -
Class B Ordinary Shares*: 10,622,620 Shares
Beneficial ownership in the registered class: 10,622,620 Shares
Percentage of issued share capital of Issuer: 10.4%
Percentage of voting power in the Issuer: 42/0%

Reporting Person: World Speed
Class A Ordinary Shares: -
Class B Ordinary Shares*: 5,192,354 Shares
Beneficial ownership in the registered class: 5,192,354 Shares
Percentage of issued share capital of Issuer: 5.1%
Percentage of voting power in the Issuer: 20.5%

Reporting Person: DVDonet
Class A Ordinary Shares: -
Class B Ordinary Shares*: 4,669,346 Shares
Beneficial ownership in the registered class: 4,669,346 Shares
Percentage of issued share capital of Issuer: 4.6%
Percentage of voting power in the Issuer: 18.5%

Reporting Person:
Class A Ordinary Shares
Class B Ordinary Shares*
Beneficial ownership in the registered class:
Percentage of issued share capital of Issuer:
Percentage of voting power in the Issuer:

*Note: Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the election of the respective Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The information set forth in Items 5(a) is hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The Reporting Persons report that none of them, nor to their respective knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in the Class A Ordinary Shares during the past 60 days, except as disclosed herein.
Other persons with the right to receive dividends or sale proceeds:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person as described in Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The rights of the holders of the Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except for voting and conversion rights. Each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Issuer, and each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Issuer. In addition, each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Each Class B Ordinary Share shall, automatically and immediately, without any further action from the holder thereof, convert into one Class A Ordinary Share when it ceases being beneficially owned by DVDOnet.com. Inc., Golden Edge Co., Ltd., World Speed Company Limited or Ms. Chang. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Perfect Corporation Stock Purchase Plan for Alice H. Chang (the "10b5-1 Plan")

Exhibit 99.3: Annex I: Directors and Executive Officers

## Signatures
- Chang Alice Hua-Jen: /s/ Alice H. Chang, CEO and chairwoman of the Board (02/05/2025)
- GOLDEN EDGE CO., LTD.: /s/ Iris Chen, Director (02/05/2025)
- World Speed Company Limited: /s/ Liang-Chu Sun, World Speed Company Limited (02/05/2025)
- DVDonet.com. Inc.: /s/ Liang-Chu Sun, Director (02/05/2025)